Exhibit 1

BRF S.A.

A Publicly Traded Company

CNPJ n° 01.838.723/0001-27

Announcement to the Market

BRF Announces Final Results of Previously Announced Exchange Offers

BRF S.A. (“BRF”) announced  the final results of the previously announced offers by its subsidiary Sadia Overseas Ltd. (“Sadia Overseas”) to Eligible Holders (as defined below) to exchange (the “Exchange Offers”) outstanding 6.875% Notes due 2017 issued by Sadia Overseas and guaranteed by BRF (the “2017 Notes”) and outstanding 7.250% Senior Notes due 2020 issued by BRF’s subsidiary BFF International Limited and guaranteed by BRF (the “2020 Notes” and, together with the 2017 Notes, the “Existing Notes”) for up to U.S.$150.0 million aggregate principal amount of BRF’s 3.95% Senior Notes due 2023 (the “2023 Notes”), with the Existing Notes to be accepted in the following order of priority: first, the 2017 Notes and, second, the 2020 Notes, subject to proration.

As of midnight, New York City time, on June 18, 2013 (the “Expiration Date”), U.S.$29,282,000 aggregate principal amount of 2017 Notes and U.S.$120,718,000 aggregate principal amount of 2020 Notes had been validly tendered and not validly withdrawn pursuant to the Exchange Offers, and these Existing Notes have been accepted for exchange.  The expected settlement date is June 21, 2013 (the “Settlement Date”).  In exchange for the U.S.$29,282,000 aggregate principal amount of 2017 Notes accepted for exchange, Eligible Holders will receive U.S.$29,282,000 aggregate principal amount of 2023 Notes, together with U.S.$4,985,260.50 of cash, and additional amounts in respect of accrued and unpaid interest on those 2017 Notes to, but excluding the Settlement Date. In exchange for the U.S.$120,718,000 aggregate principal amount of 2020 Notes accepted for exchange, Eligible Holders will receive U.S.$120,718,000 aggregate principal amount of 2023 Notes, together with U.S.$27,916,037.50 of cash, and additional amounts in respect of accrued and unpaid interest on those 2020 Notes to, but excluding, the Settlement Date.

As previously announced, the deadline for Eligible Holders to receive the early participation payment of U.S.$30.00 in cash (the “Early Participation Payment”) for each U.S.$1,000 of principal amount of Existing Notes was extended to the Expiration Date.  As a result, the cash amounts above include the Early Participation Payment.

After giving effect to the Exchange Offers, an aggregate principal amount of U.S.$220,718,000 of 2017 Notes and U.S.$629,282,000 of 2020 Notes will be outstanding.

In addition, Sadia Overseas and BRF solicited consents of the holders of the 2017 Notes to the adoption of certain amendments (the “Proposed Amendments”) to the indenture governing the 2017 Notes (the “Consent Solicitation”) pursuant to the Consent Solicitation Statement, dated May 20, 2013, and the Proposed Amendments required the consent of holders of a majority in aggregate principal amount of the outstanding 2017 Notes.  Because less than a majority in aggregate principal amount of the outstanding 2017 Notes delivered consents pursuant to the Consent Solicitation, the Proposed Amendments were not approved, and the indenture governing the 2017 Notes will not be amended.

The Exchange Offers and the 2023 Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and were only offered within the United States to qualified institutional buyers, or “QIBs” (as defined in Rule 144A under the Securities Act), and outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. Any offer or sale of the 2023 Notes in any member state of the European Economic Area which has implemented the Prospectus Directive (as defined in the Eligibility Letter described below) was required to be addressed to qualified investors (as defined in the Prospectus Directive).

The Exchange Offers were and are being made solely pursuant to the Exchange Offer Memorandum and related letter of transmittal and consent, which more fully set forth and govern the terms and conditions of the Exchange Offers. Only those holders of Existing Notes who have previously certified to us that they are eligible to participate in the Exchange Offers through the eligibility letter (the “Eligibility Letter”) we have previously distributed (“Eligible Holders”) were authorized to receive or review the Exchange Offer Memorandum or to participate in the Exchange Offers.

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities in the United States or elsewhere. The securities have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The Exchange Offers and the 2023 Notes have not been, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM).  The Exchange Offers and the 2023 Notes may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations.  The Exchange Offers and the 2023 Notes are not being offered into Brazil.

The Exchange Offers are not being made to persons in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

São Paulo, June 20, 2013

Leopoldo Viriato Saboya
Chief Financial and Investor Relations Officer
BRF S.A.